SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: November 15, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               .)

Enclosed:

Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 15, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

November 15, 2004

IVANHOE MINES ANNOUNCES Q3 RESULTS,
INCLUDING A RECORD OPERATING PROFIT OF US$7.4 MILLION

TORONTO, CANADA — Ivanhoe Mines today released its results for the third-quarter and the first nine months of 2004.

Revenue from mining operations in Q3, 2004, increased to US$29.2 million, up from US$20.6 million in Q3, 2003. Revenue for the first nine months of 2004 was US$88.8 million, up 38% from US$64.2 million for the same nine-month period in 2003. The company generated a record operating profit of US$7.4 million in Q3, 2004, up 164% from US$2.8 million in Q3, 2003. The operating profit for the first nine months of 2004 was US$19.2 million, compared to a loss of US$2.0 million for the first nine months of 2003.

Ivanhoe reported a net loss of US$24.8 million (9 cents US per share) in Q3, 2004, compared to a net loss of US$27.0 million (11 cents US per share) in Q3, 2003. The net loss was mainly due to Ivanhoe’s conservative accounting policy of expensing its exploration and development costs in the period in which they are incurred. Exploration and development expenses in Q3, 2004, totalled US$28.4 million, compared to US$20.8 million in Q3, 2003.

The net loss for the first nine months of 2004 was US$72.8 million (26 cents US per share), compared to a net loss of US$55.6 million (23 cents US per share) for the first nine months of 2003. Exploration and development expenses for the first nine months of 2004 totalled US$73.9 million, compared to US$46.8 million for the same period in 2003.

Summary of key points

OYU TOLGOI COPPER-GOLD PROJECT, MONGOLIA

•	The company remains focused on the expansion and development of its 100%-owned Oyu Tolgoi copper and gold project in southern Mongolia. Ivanhoe’s engineering and metallurgical efforts are focussed on a feasibility study of an open-pit operation on the Southern deposits — and a pre-feasibility study of planned underground mining on the Hugo Dummett Deposit, which encompasses the Hugo South and Hugo North deposits. Ivanhoe is preparing an integrated development plan for the entire Oyu Tolgoi Project. The integrated plan, which will combine the economics from the open pit and underground studies, is set for completion in late Q2, 2005. Assuming timely completion of the open-pit study, with positive findings, and the availability of project financing, the company expects that commercial production from the Southern deposits could begin in mid-2007. Initial underground production from the shallower Hugo South Deposit conceivably could begin in late-2008.

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•	The resource model for open pits at the Southwest and Central deposits was completed during the third quarter. Detailed open-pit design and planning for the feasibility study is under way. Work also has started on the sinking of a shaft to a depth of approximately 120 metres to obtain a large bulk sample from the Southwest deposit. The bulk sample is expected to be extracted by mid-December, 2004, and will be used for metallurgical test work in pilot-plant trials expected to begin in late Q1, 2005.

•	Work on the Hugo Deposit’s pre-feasibility report is progressing, with attention concentrated on the block cave planned for the higher-grade Hugo North portion of the deposit. The planned, initial underground production zone is being infill-drilled to upgrade the ‘inferred’ resource to the higher ‘indicated’ resource category. An engineering contract has been awarded for an exploration shaft to provide underground access to the high-grade Hugo Dummett deposit. Sinking of the Hugo shaft is expected to begin after bulk sampling is completed at the Southwest deposit. The Hugo shaft, scheduled to be completed in early 2007, will provide access to the Hugo South and Hugo North deposits and facilitate the subsequent completion of a definitive feasibility study of the development of underground mining.

•	In October and November, Ivanhoe received payments totalling US$25 million, plus interest of US$1.24 million, from the Mongolian government as a partial, early repayment of a US$50 million Treasury Bill purchased by Ivanhoe Mines last December. The government security, issued December 31, 2003, consisted of a one-year treasury bill denominated in U.S. dollars, bearing interest at 3% per year. The Mongolian government has provided written assurance to Ivanhoe that the balance of the Treasury Bill will be repaid in full by the due date of December 31, 2004, and possibly earlier.

•	Ivanhoe announced in October that it had entered into an earn-in and equity participation agreement with Entrée Gold to explore and potentially develop approximately 40,000 hectares of Entrée’s 100%-owned, Shivee Tolgoi property that adjoins Ivanhoe’s Oyu Tolgoi copper-gold discovery in Mongolia. The agreement, which successfully closed November 9, contains a number of conditions for Ivanhoe to earn a participating interest in the project, including a requirement to invest, on an unconditional basis, a minimum of US$3 million during the first year in exploration, consisting of US$500,000 on geophysics and US$2.5 million on drilling. By spending US$35 million on exploration and/or development of the property over eight years, Ivanhoe will be deemed to hold a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property, and a 70% interest in all minerals extracted from surface to a depth of 560 metres.

•	As part of the Entrée transaction, Ivanhoe has purchased 4.6 million Entrée units at a price of CDN$1.00. Each unit consists of one Entrée common share and one purchase warrant exercisable for two years to purchase an additional Entrée common share at a price of CDN$1.10. Upon completion of the unit purchase, and assuming the full exercise of Ivanhoe’s warrants, Ivanhoe will own approximately 17% of Entrée’s issued and outstanding shares.

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MONYWA COPPER PROJECT JOINT VENTURE, MYANMAR

•	Fuelled by higher copper production and prices, the Monywa Copper Project joint venture continues to generate excellent operating results. Copper cathode production was 7,849 tonnes for the third quarter (3,925 tonnes net to Ivanhoe), the highest quarterly copper production since the project was commissioned in 1998.

•	Ivanhoe’s 50% share of sales revenue from the Monywa project was US$9.8 million in Q3, 2004. Ivanhoe’s share of operating profits for Q3, 2004, was US$5.8 million, up from US$2.0 million for Q3, 2003. Minegate cash costs were 45 cents US a pound during Q3, 2004 and the average copper price received was US$1.27/lb.

•	The expansion of Monywa’s production capacity to 39,000 tonnes of copper cathode a year — an increase of 33% — was completed, under budget, in mid-October. The US$3.4 million expansion cost was funded entirely by internally generated cash flow. A further expansion to 50,000 tonnes a year is planned for completion in the first half of 2005.

•	Following the August, 2004, payment, the Monywa joint venture’s non-recourse debt balance was reduced to US$15.0 million, of which US$7.5 million is attributable to Ivanhoe Mines. The joint venture had cash on hand at the end of Q3, 2004, of US$13.3 million; its current cash balance is US$21.6 million.

•	Exploration drilling at Monywa has discovered a significant zone of high-grade copper in the floor of the current Sabetaung pit. Drilling is underway to define the extent of this style of mineralization, which will be incorporated into the current mine plan.

SAVAGE RIVER IRON ORE MINE, AUSTRALIA

•	ABM Mining’s Savage River Mine in Australia reported an operating profit of US$1.5 million in Q3, 2004, up from US$841,000 in Q3, 2003. The improved results are largely due to increased concentrate sales and higher iron ore prices.

•	Pellet sales in Q3, 2004, were 508,214 tonnes, compared to 449,962 tonnes in Q3, 2003. The mine produced 560,780 tonnes of iron ore pellets in Q3, 2004, compared to 560,757 tonnes in Q3, 2003.

•	The company expects that further increases in iron ore prices will be announced early in 2005.

Ivanhoe’s results for its third-quarter and the first nine months of 2004 are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis

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of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.

Ivanhoe Mines, with operations concentrated in the Asia Pacific region, is a producer of copper and iron ore products. Ivanhoe’s core assets are its 100%-owned Oyu Tolgoi Project in southern Mongolia, exploration rights in central and southern Mongolia and exploration interests in the northern Chinese province of Inner Mongolia.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of the planned start of commercial production at the Oyu Tolgoi project, planned completion of feasibility and pre-feasibility studies, planned or expected copper and iron ore pellet production, prices and minegate cash costs, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and Australian securities regulators.